

December 10, 2012

Via E-Mail
Mr. José Luis Guerrero
Chief Financial Officer
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Torre Latitud, L501, Piso 5
Av. Lázaro Cárdenas 2225
Col. Valle Oriente, San Pedro Garza García
Nuevo León, México

> **Re: Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.**
> **Form 20-F for the Year Ended December 31, 2011**
> **Filed April 30, 2012**
> **File No. 001-33168**

Dear Mr. Guerrero

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

        After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects
Recent Developments, page 92

1. We note your disclosure on page 92 that on December 14, 2011, a bill was introduced in Mexico's Congress to amend the Mexican Airport Law and if this bill is approved, every concession title, permit and authorization granted before the commencement of these amendments would have to be modified in accordance with this bill within the next calendar year of the commencement date of the bill. We also note your disclosure that as of the date of this report, the amendments to the Mexican Airport Law have not been enacted. Please tell us if the amendments have been enacted subsequent to the date of

your Form 20-F. If so, please tell us if you expect there to be a material effect on your financial statements as a result of the enactment of the amendments.

Operating Results, page 94
Aeronautical Revenues, page 96

2. We note your disclosure that as of April 18, 2012 you continued to charge your principal airline customers in accordance with the terms of the agreement that covered the period August 1, 2009 through December 31, 2011, and you were in the process of negotiating a new agreement with the National Air Transportation Board. Please tell us if you have since negotiated a new agreement and if so, please explain to us the effects on the financial statements for the year ended December 31, 2012 and future periods.

Results of Operations for the Year ended December 31, 2011 Compared to Year Ended December 31, 2010, page 105

3. We note that your discussion of revenues by segment on pages 106-107 is consistent with the segments identified in Note 21 to the financial statements. However, your discussion of the changes in operating income by segment on pages 108-109 does not discuss these segments but rather includes discussion of airports that are included in the "other" segment. Please revise to discuss the changes in operating costs and operating margin for each segment identified in Note 21 to the financial statements and for which you disclose the detailed operating results on page 104 in MD&A. Your discussion of operating costs at both segment and consolidated levels should discuss the reasons for changes in each significant component of cost of services such as employee costs, maintenance, safety, security & insurance, utilities, allowance for doubtful accounts, etc.). For example, you disclose on page 109 that operating income for the Monterrey airport decreased by 25% primarily due to an increase in cost of services; however, you do not explain the reason for the increase in the cost of services or the components of cost of services that were attributable to the increase. Also, we note that operating margin decreased significantly between the year ended December 31, 2010 and 2011 for each segment other than the hotel segment. Please explain to us, and revise your discussion in MD&A to disclose the reasons for the changes in the margins, particularly in light of the fact that your consolidated operating margin increased from 28% to 33% during this same period.

Liquidity and Capital Resources, page 110

4. Please revise to discuss the changes in liquidity such as sources and uses of cash flows for each year for which financial statements are required using year-to-year comparisons or any other format to enhance the reader's understanding. Refer to Item 5.B.1 of Form 20-F.

5. Please revise your Liquidity and Capital Resources section to discuss your obligations under the master development program and to explain how you intend to fund the amount of these investments during the next fiscal year. Refer to Item 5.B.3 of Form 20-F.

Critical Accounting Policies, page 111
Deferred Tax, page 111

6. We note your disclosure that based on financial projections made during the period in which you expect temporary differences to be reconciled, you decided to switch from Mexican Income Tax to Business Flat Tax. Please explain to us in greater detail why you believed it was appropriate to switch from Mexican Income Tax to Business Flat Tax and provide the basis for doing so. If this decision is made on a period-by-period basis, please tell us how you determine which tax rate to use in your income tax calculations and why you believe that you are appropriately recording income taxes for each period. We may have further comment upon receipt of your response.

Audited Financial Statements

Statements of Comprehensive Income, page F-4

7. We note that for the years ended December 31, 2011 and 2010 you recognized construction services revenue equal to the cost of construction, and it appears that such amounts are also recognized within the balance sheet as an addition to improvements to concessioned assets. We also note from your disclosure in Note 4 that such revenue and cost relates to improvements to the airport concession that are specified in the MDP; however, it is unclear to us why you believe it is appropriate to both capitalized the costs as concession assets and recognized them as expenses (with an equal amount recorded as revenue). Please advise and provide us with the relevant technical guidance (e.g. IAS 18) used in determining your accounting treatment. We may have further comment upon receipt of your response.

Statements of Changes in Shareholders' Equity, page F-5

8. We note from your statements of changes in shareholders' equity that in the year ended December 31, 2010 you present a line item titled "reissuance of shares." Please explain to us and revise the notes to the financial statements to disclose the nature and terms of this transaction.

Statements of Cash Flows, page F-7

9. We note your presentation of interest income and interest expense within investing activities and financing activities, respectively. Please revise to clearly indicate the cash amounts that were received and paid for interest during each of the periods presented.

<u>Notes to the Financial Statements</u>

<u>Note 2. Relevant Events, page F-8</u>

10. We note your disclosure that on December 20, 2011 Aeroinvest entered into a loan with Bank of America N.A. which requires the Company to meet certain covenants. You also disclose that Aeroinvest was in compliance with its covenants as of December 31, 2011. In light of the fact that you disclose the Company (i.e. Central North Airport Group) was required to meet certain covenants, please revise your notes to disclose your compliance with these covenants at December 31, 2011. Also, please revise to include the following: a description of any arrangements that result in your guarantee, pledge of assets or stock, etc. that provides security for Aeroinvest's debt; the extent (in the aggregate and for each of the five years subsequent to the date of the latest balance sheet presented) to which Aeroinvest is dependent on your cash flows to service its debt and the method by which this will occur; and the impact of such cash flows on your ability to pay dividends or other amounts to holders of its securities.

11. We note certain loan amounts in footnote (b) are presented in US dollar; however, it appears that such amounts are actually denominated in Mexican pesos. Please revise your filing accordingly.

<u>Note 3. Basis of Presentation and Consolidation, page F-8</u>
<u>(e) Consolidation Basis, page F-9</u>

12. We note that you have disclosed all subsidiaries which are consolidated with those of GACN and the list appears to indicate that all of the subsidiaries are 100% owned. In light of the fact that you have non-controlling interests recorded on your financial statements as of December 31, 2011, please tell us and revise your disclosure to indicate the subsidiaries that are less than wholly owned.

<u>Note 4. Summary of Significant Accounting Policies, page F-10</u>

<u>(j) Provisions, page F-14</u>

13. Reference is made to your disclosure regarding major maintenance provisions. We note that you recognize as a provision based on the estimate of the expenditure that would be required to settle the present obligations at the end of the reporting period. Please clarify for us and within your notes to the financial statements how the amount required to settle the present obligation is determined each period; such as whether the provision is based on specified amounts stipulated within the MDP, a proportionate share of the total or some other basis.

(n) Revenue Recognition, page F-15

14. We note your disclosure that revenue is reduced for estimated customer returns, rebates, and other similar allowances. Please tell us the amount that is recorded as allowances for returns, rebates or other as of December 31, 2011 and 2010, and your accounting policy for determining the amount of the allowance recorded. If the amount is material, please revise the notes to the financial statements to include the disclosures required by paragraphs 84-92 of IAS 37.

15. We note from your disclosure on page 97 that you seek to offer incentives, including significant discounts on charges for aeronautical services, to encourage carriers to establish new routes and take other measures expected to increase passenger traffic at your airports. We also note your disclosure that in 2011 you offered incentives to Aeromexico Connect and VivaAerobus to encourage them to establish new routes. Please explain to us and revise your revenue recognition policy in the notes to the financial statements to disclose how these incentives were accounted for within your financial statements.

Note 9. Land, Buildings, Machinery and Equipment, net, page F-20

16. We note that the amounts presented in Note 9 for machinery and equipment, and transportation equipment as of December 31, 2010 differ from the amounts presented in the Form 20-F for the year ended December 31, 2010. Please explain to us, and disclose in Note 24 the nature of the adjustments made to these assets in order to present the amounts in accordance with IFRS.

17. We note from the detail disclosed in Note 9 that acquisitions during the year ended December 31, 2010 were Ps. 127,440. However, we note from the statement of cash flows that cash paid for land, buildings, machinery and equipment during that same period was only Ps. 36,588. Additionally, we note from your disclosures on page 32-35 of your filing that capital expenditures during 2011 were Ps. 385,032. We further note from the amounts presented within investing activities on the face of the statements of cash flow, cash used for land, building, machinery and equipment and investments for airport concessions totaled Ps. 328,783. In this regard, please reconcile these differences for us and revise your filing to disclose the nature of any non-cash investing activities in the notes to the financial statements as required by paragraph 43 of IAS 7.

Note 10. Investments in Airport Concessions, page F-21

18. We note that the gross amount of airport concessions, right to use airport facilities, and improvements on concessioned assets as of December 31, 2010 as disclosed in Note 10 is significantly less than the amounts presented in Note 7 to the Form 20-F for the year ended December 31, 2010, which with respect the airport concessions and right to use airport facilities, appear to have represented the original appraised amounts at the time of

the concession grant. In light of the fact that your reconciliation disclosure in Note 24 does not appear to discuss this adjustment to the gross asset amounts, please explain to us and revise Note 24 to disclose the nature of any adjustments made to the gross airport concession asset balances and the reason for the adjustments.

19. We note from your disclosure in Note 4 that you have classified your concessioned assets as an intangible asset. In light of the fact that the total investment in airport concessions includes construction and improvements on concessioned assets, which would appear to have physical substance, and include expenditures which do not appear to be considered "acquired" as that term is used in IAS 38, please tell how these assets and subsequent expenditures meet the definition of an intangible asset as set forth in paragraph 8 of IFRS as "an identifiable non-monetary asset without physical substance." Also, in light of the guidance in paragraph 20 of IAS 38 that only rarely will subsequent expenditure— expenditure incurred after the initial recognition of an acquired intangible asset or after completion of an internally generated intangible asset—be recognised in the carrying amount of an asset, please explain to us why you believe these improvements should be considered part of the intangible asset. For construction of "new" intangible assets, please explain to us why you believe they meet the guidance in paragraphs 51-67 of IAS 38 to be recognized as an internally developed intangible asset. As part of your response, please discuss the research and the development phases of any internally generated intangible assets and explain to us the nature of the costs capitalized as the intangible asset. Additionally, as part of your response please also explain to us why you believe a useful life of 50 years for purposes of amortization is appropriate for each component of your total investment in airport concessions (i.e, right to use airport facilities and improvements on concessioned assets).

20. In light of the fact that the investment in airport concessions appears to have been originally acquired by way of a government grant and initially recognised at fair value, please revise the notes to the financial statements to disclose
    (i) the fair value initially recognised for these assets; and
    (ii) whether they are measured after recognition under the cost model or the revaluation model.
See guidance in paragraph 122(c) of IAS 38.

21. Additionally, we refer to your disclosure at the top of page F-22 which states, "The total cost of the concession was assigned proportionally to rights to use airport facilities on the basis of the fair value of the assets determined by an independent appraiser. At any airport concession where the cost exceeded the fair value, the excess was recognized within the airport concessions line item." It is unclear where "airport concessions line item" is classified within the consolidated financial statements" and furthermore, whether such excesses were recognized at the time of initial acquisition of the concession assets or in connection with subsequent construction or improvement of concession assets. Please clarify and explain in greater detail how such amounts were accounted for and recorded

within your financial statements. As part of your response, please provide the relevant technical guidance used in determining the appropriate treatment.

Note 13. Other Long-Term Liabilities, page F-24

22. We note your disclosure in Note 13 of the detail of the present value of your retirement labor obligations as of December 31, 2011 and 2010. However, it does not appear that you have included all the disclosures required by IAS 19. Please provide for us on a supplemental basis and revise Note 13 to include the disclosures required by paragraph 120A of IAS 19. Also, please explain to us and disclose in Note 13 the nature of the amounts included in the detail of the present value of the retirement labor obligation as of December 31, 2011 which is titled "other."

Note 16. Balances and Transactions with Related Parties, page 28

23. Reference is made footnote (3). Please explain why income tax for provisional payments and dividends owed to ICA represent trade account receivables.

Note 19. Contingencies, page F-31

24. Please revise your disclosure to include a discussion of all legal proceedings consistent with those disclosed on pages 129-132. See paragraph 86 of IAS 37.

Note 24. First Time Adoption of IFRS, page F-36

Footnote (a), page F-38

25. We note your disclosure that this implies that the Company eliminated the accumulated inflation recognized within the intangible asset related to the investment in airport concessions based on MFRS during the years 1999 through 2007, which were not deemed hyperinflationary for IFRS purposes. Please explain to us in greater detail the nature of the assets that were affected by this adjustment and why you believe this adjustment is appropriate under IFRS. If the adjustment affects more than one type or category of assets, please tell us how much of the adjustment relates to each type or category of assets. Also, please explain to us how you calculated or determined the amount of the adjustment.

Footnote (b), page F-38

26. We note from your disclosure in footnote (b) that under IFRS the amortization of the concession is determined by considering the term, which is 50 years and under MFRS that amortization was determined based on the estimated useful life of the several components that comprise the investment in concession. We also note that it appears from prior Form 20-Fs that the useful life of the assets included in improvements to

concessions ranged from 8-20 years. Please explain to us why you believe it is appropriate to assign a useful life to the investment in concession as a whole, rather than to each individual type of asset included in this amount. Also, in light of the fact that the adjustment to net income for the year ended December 31, 2010 resulted in additional income related to the amortization of concessions (presumably due to longer useful life), please explain to us why the adjustment to shareholders equity at the date of transition resulted in a reduction of equity for the adjustment for changes in the amortization period of airport concessions.

Footnote (c), page F-38

27. We note your disclosure that in accordance with IFRS, the Company creates a provision for major maintenance costs approved in the MDP. Please explain to us and revise note (c) to disclose how you calculated or determined the amount recognized as maintenance provision as of January 1, 2010 and December 31, 2010 under IFRS.

Footnote (f), page F-38

28. Please tell us and revise your disclosure in note (f) to explain the income tax rate used in the deferred tax calculations.

Footnote (h), page F-38

29. We note that the adjustment to the cash flow statement prepared under IFRS includes an ($128,182) adjustment to cash flows from operating activities and a $128,132 adjustment to cash flows from investing activities. We further note your disclosure in note (h) that the adjustment is due to differences in amortization of concession assets between IFRS and MFRS and the fact that the provision for maintenance expenses is expensed in IFRS and presented within operating activities whereas it was capitalized within investing activities. However, it is not clear how the amounts of the adjustments to the cash flow statement were calculated. Please explain to us how the $128,182 adjustment was calculated or determined.

30. We note from your Form 20-F for the year ended December 31, 2010, Note 23 documented adjustments from MFRS to US GAAP due to the conclusion that the original transfer of assets from the Mexican government was considered to be with an entity under common control. The adjustments included reducing the amount of the right to use assets from fair value to their historical cost basis and eliminating the "airport concession" asset since it was determined that the Mexican government's carrying value of the asset was zero at the time of transfer. In light of this conclusion that the original concession agreement was a transaction between entities under common control, please explain to us how you determined your accounting basis for the concession assets under IFRS.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief